

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 5, 2009

Mr. Alan Lun
Chief Executive Officer
Mystaru.com, Inc.
6 North Twelfth Road
Country Garden
Shunde District
Foshan City, Guangdong, People's Republic of China 528312

> **Re: Mystaru.com, Inc.**
> **Item 4.02 Form 8-K**
> **Filed: October 22, 2008**
> **File No. 333-62236**

Dear Mr. Lun:

We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

Sincerely,

Robert Littlepage
Accountant Branch Chief